AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the three and six months September 30, 2023 and 2022
(in Canadian Dollars)

Management’s Discussion & Analysis

2 | AURORA CANNABIS INC.	Q2 2024 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2023

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2023 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three and six months ended September 30, 2023 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of November 8, 2023 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

In 2022, the Company announced a change to its fiscal year end from June 30 to March 31. The Company filed a notice of change of year end on February 24, 2023 pursuant to Part 4 of NI 52-102. Consequently, the Company reported annual financial results for a nine-month transition period from July 1, 2022 to March 31, 2023. References to “fiscal 2024” or “FY 2024” are in respect of the twelve months ended March 31, 2024 and references to “fiscal 2023” or “FY 2023” are in respect of the nine months ended March 31, 2023.

Given the Company’s change in year-end and recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures for the second quarter of fiscal 2024 ended September 30, 2023 (“Q2 2024”) to the first quarter of fiscal 2023 ended September 30, 2022 (“Q1 2023”) and to the first quarter of fiscal 2024 ended June 30, 2023 (“Q1 2024”). Management believes that these comparatives provide relevant and current information.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the Financial Statements, the Annual Financial Statements, the Company’s annual information form (“AIF”) and the Company’s press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and ornamental plants.

The Company’s primary cannabis market opportunities are:

•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to add long term value to Aurora's existing cannabis business via the application of Bevo's industry extensive propagation expertise.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

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Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s mid-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will us to succeed as new medical and recreational markets open.

Consumer

Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is working to build a sustainable and profitable Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are 30% or better improvement from our legacy cultivars. We believe this economic advantage will allow us to compete and make a profit in certain categories in which we currently do not operate. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is driving revenues by injecting rotation and variety into our product pipeline and has delivered nineteen new proprietary cultivars, grown at scale, to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. Cultivars like Farm Gas and Sourdough – launched in Canada in spring 2022, are now available to patients globally. These have now been launched in Europe and Australia and provide patients with some of the highest potency and most appealing offerings in those markets. Domestically, the Company’s latest launches include Cosmic Cream, which averages 29.2% THC, and Black Jelly at 26.5% THC. Both cultivars are now available in Aurora's medical channel and are set for Canadian Consumer launches across Canada starting in fiscal Q4. Other notable recent launches of super high THC cultivars include Electric Honeydew, Pink Diesel and Chemango Kush, plus our balanced Moon Berry, all readying for launch in the EU in the coming months.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. In selecting Aurora’s “next-generation” cultivars, we are able to set substantially higher minimum thresholds for yield which continue to drive up our overall production using the same cultivation footprint, improving our cultivation efficiency over time. This improvement allows us to produce top quality flower at industry leading margins. Our pipeline is now full at every stage of the breeding and selection cycle, and Aurora plans to continue to introduce new cultivars including new high THC, intensely aromatic flower, and new balanced cultivars.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets, with a leading position in the German medical market and as one of three domestic German producers, is well positioned as that country’s government works toward introducing consumer market legislation as early as 2025.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and
1Adjusted gross margin before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

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our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

Plant Propagation

With the acquisition of Bevo in August 2022, Aurora moved into an adjacent segment of plant propagation. Building on the established record of profitable and positive cash flow, Aurora is accelerating the growth of plant propagation through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with over $200.0 million of cash and cash equivalents, inclusive of restricted cash, on November 8, 2023 and access to a shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, following the closing of the bought deal offering on October 3, 2023 approximately $212.7 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any, financing under the 2023 Shelf Prospectus.

Cash used in operating activities during Q2’24 was $30.9 million compared to $11.2 million and $31.1 during Q1’24 and Q1’23, respectively. Excluding changes in non-cash working capital2 and net cash used in discontinued operations3, net cash used in operating activities during Q2’24 was $13.0 million compared to $13.4 million and $37.3 million during Q1’24 and Q1’23, respectively. The Company’s plan to reduce costs by $40 million annualized during fiscal 2024 is expected to continue to improve operating cash use over the next several quarters and support the Company’s initiative to achieve positive free cash flow during fiscal 2024.

Condensed Statements of Loss

The consolidated statements of loss and comprehensive loss and consolidated statements of cash flows for the previously reported Growery and Nordic, formerly part of the EU Cannabis operating segment and Reliva, formerly part of the Canadian Cannabis operating segment, are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the consolidated statements of loss and comprehensive loss and the consolidated statements of cash flows have been updated to present Growery, Nordic and Reliva as discontinued operations, and has therefore been excluded from both continuing operations and results for all periods presented in this MD&A. This MD&A reflects only the results of continuing operations, unless otherwise noted.

The loss from discontinued operations included in the consolidated statement of loss and comprehensive loss for the three and six months ended September 30, 2023 was $2.4 million and $10.0 million, respectively (three and six months ended September 30, 2022 - $6.4 million and $13.3 million, respectively)

	Three months ended			Six Months Ended
($ thousands)	September 30, 2023	June 30, 2023(2)	September 30, 2022(2)	September 30, 2023	September 30, 2022(2)
Net revenue (1a)	$63,418	$75,033	$48,648	$138,451	$99,187
Gross profit (loss) before FV adjustments (1b)	$18,726	$14,709	$1,375	$33,435	$7,051
Gross profit	$34,449	$26,041	$908	$60,490	$8,892
Operating expenses	$45,496	$40,707	$50,729	$86,203	$117,313
Loss from operations	($11,047)	($14,666)	($49,821)	($25,713)	($108,421)
Other income (expense)	$11,431	($5,991)	($7,646)	$5,440	($562,286)
Net income (loss) from continuing operations	$256	($20,753)	($45,490)	($20,497)	($657,367)
Net loss from discontinuing operations, net of taxes	(2,383)	(7,578)	(6,396)	(9,961)	($13,296)
Net loss	($2,127)	($28,331)	($51,886)	($30,458)	($670,663)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent..
(2) Comparative information has been re-presented due to discontinued operations.
2 “Working Capital” is a Non-GAAP Measure and is not recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A
3 Net cash used in operating activities before changes in non-cash working capital and net cash used in operating activities from discontinued operations is a Non_GAAP Measure and is not a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A

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Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Three months ended
	September 30, 2023	September 30, 2022(6)	$ Change	% Change	June 30, 2023(6)	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$63,418	$48,648	$14,770	30%	$75,033	($11,615)	(15%)
Medical cannabis net revenue (1)(2a)	$43,816	$30,950	$12,866	42%	$41,615	$2,201	5%
Consumer cannabis net revenue (1)(2a)	$11,959	$13,713	($1,754)	(13%)	$13,143	($1,184)	(9%)
Plant propagation net revenue (1)(2a)	$7,154	$3,297	$3,857	117%	$19,904	($12,750)	(64%)
Adjusted gross margin before FV adjustments on total net revenue (2b)	51%	51%	N/A	0%	44%	N/A	7%
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	55%	55%	N/A	0%	53%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	63%	68%	N/A	(5%)	61%	N/A	2%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	27%	25%	N/A	2%	28%	N/A	(1%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	22%	16%	N/A	6%	22%	N/A	0%
Adjusted SG&A expense(2d)(5)	$27,742	$29,816	($2,074)	(7%)	$29,038	($1,296)	(4%)
Adjusted R&D expense(2d)	$946	$984	($38)	(4%)	$1,101	($155)	(14%)
Adjusted EBITDA (2c)(5)	$3,398	($6,168)	$9,566	155%	$2,724	$674	25%

Balance Sheet
Working capital (2e,f)	$270,009	$514,193	($244,184)	(47%)	$227,312	$42,697	19%
Cannabis inventory and biological assets (3)	$114,781	$121,776	($6,995)	(6%)	$100,846	$13,935	14%
Total assets	$818,371	$1,169,927	($351,556)	(30%)	$832,188	($13,817)	(2)%

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2g)	$4.75	$5.21	($0.46)	(9%)	$4.80	($0.05)	(1)%
Kilograms sold (4)	13,582	12,165	1,417	12%	15,682	(2,100)	(13)%
(1)Includes the impact of actual and expected product returns and price adjustments (Q2 2024 - $— million; Q1 2024 - $0.6 million; Q2 2023 - $0.7 million).
(2)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
f.Current Liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
g.Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q2 2024 - $43.1 million; Q1 2024 - $39.5 million; Q2 2023 - $33.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q2 2024 - $4.9 million; Q1 2024 - $4.2 million; Q2 2023 - $4.4 million).
(3)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)The kilograms sold, net of returns during the period.
(5)Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)Comparative information has been re-presented due to discontinued operations.

6 | AURORA CANNABIS INC.	Q2 2024 MD&A

Key Developments During and Subsequent to the Three Months Ended September 30, 2023

Financing Activities

Convertible Debt Buy Back

During the three months ended September 30, 2023, the Company settled approximately $41.2 million (U.S$30.5 million) aggregate principal amount of convertible senior notes, at a 0.61% average discount to par value, with the issuance of 53,901,522 Common Shares. A loss of $2.0 million was recognized within other gains (losses) in the condensed consolidated interim financial statements of loss and comprehensive loss.

Subsequent to September 30, 2023, the Company repurchased approximately $23.1 million (U.S$17.0 million) aggregate principal amount of convertible senior notes at a 0.125% average discount to par value, for aggregate consideration, including accrued interest, of approximately $23.2 million (U.S$17.1 million). The remaining convertible debenture balance as of the date hereof is approximately $7.3 million (U.S$5.3 million).

Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

Credit Facility

On April 11, 2023 the Company’s credit facility was amended to reduce the term loan by $9.7 million to $38.1 million and increase the revolver by $4.0 million to $12.0 million.

Subsequent to September 30, 2023, the credit facility was amended to include an additional term loan with multiple advances for up to $16.0 million and a maturity date of October 20, 2026. Advances of $0.6 million have been drawn against this facility as of the date hereof. The increase in borrowing capacity is dedicated to fund capital expenditures at the Company’s Sky and Sun facilities.

Bought Deal Offering

On October 3, 2023, the Company closed a bought deal offering of 53,187,500 common shares of the Company at an offering price of $0.73 per common share, for gross proceeds of approximately $38.8 million. Transactions costs were approximately $2.2 million resulting in net proceeds of $36.7 million.

Transfer to Nasdaq Capital Market

On September 19, 2023, the Company received approval to transfer the listing of the Common Shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. The transfer became effective at the opening of business on September 19, 2023. Nasdaq originally advised Aurora on March 24, 2023 that the bid price of the Common Shares had closed at less than U.S.$1.00 per share over the previous 30 consecutive business days, resulting in a deficiency with Nasdaq Listing Rule 5450(a)(1) (the "Minimum Bid Price Requirement"), and the Company was given a period of 180 calendar days, or until September 20, 2023, to regain compliance with the Minimum Bid Price Requirement. In connection with such transfer, the Company applied for an additional 180 calendar day period in which to regain compliance with the Minimum Bid Price Requirement, and on September 21, 2023, the Company was granted such additional 180 calendar day period, or until March 18, 2024, to regain compliance.

Operating Activities

The Company continues to focus on growth opportunities that are also expected to deliver profit and positive cash flow:

•On August 9, 2023, the Company formally made the decision to wind down its Reliva operations, based on recent pronouncements by the U.S. Food Drug Administration (“FDA”) regarding potential CBD regulation pathways and timelines. Aurora recognized an inventory impairment charge of $0.8 million during Q1. 2024 and does not expect to incur any additional expenses in connection with the wind down.

•On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a wholly-owned subsidiary for gross proceeds of approximately $8.3 million (Euro 5.8 million). Following the sale, the Company no longer has any commercial interests in the Netherlands.

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Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and six months ended September 30, 2023 and the comparative periods.

($ thousands)	Three months ended			Six months ended
	September 30, 2023	June 30, 2023 (3)	September 30, 2022 (3)	September 30, 2023	September 30, 2022(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	25,382	25,440	22,807	50,822	48,123
International medical cannabis revenue	18,434	15,984	8,143	34,418	19,721
International medical cannabis revenue provisions	—	191	—	191	—
Total international medical cannabis net revenue	18,434	16,175	8,143	34,609	19,721
Total medical cannabis net revenue	43,816	41,615	30,950	85,431	67,844

Consumer cannabis net revenue(1)
Consumer cannabis net revenue	11,991	13,963	14,425	25,954	28,822
Consumer cannabis net revenue provisions	(32)	(820)	(712)	(852)	(2,471)
Total consumer cannabis net revenue	11,959	13,143	13,713	25,102	26,351

Wholesale bulk cannabis net revenue(1)
Core wholesale bulk cannabis net revenue	60	47	—	107	—
Non-core wholesale bulk cannabis net revenue	429	324	688	753	1,695
Wholesale bulk cannabis net revenue	489	371	688	860	1,695

Total cannabis net revenue	56,264	55,129	45,351	111,393	95,890
					—
Plant propagation revenue(2)	7,154	19,904	3,297	27,058	3,297

Total net revenue	63,418	75,033	48,648	138,451	99,187
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)Comprised of revenue from Bevo. Revenue for fiscal 2023 reflects the period from August 26, 2022 to March 31, 2023.
(3)Comparative information has been re-presented due to discontinued operations.

Medical Cannabis Net Revenue

During the three months ended September 30, 2023, medical cannabis net revenue was $43.8 million as compared to the three months ended June 30, 2023 of $41.6 million, and $31.0 million during the three months ended September 30, 2022, representing an increase of $2.2 million and $12.9 million, respectively.

The Company’s Canadian medical cannabis net revenue remained steady at $25.4 million during the three months ended September 30, 2023 as compared to $25.4 million during the three months ended June 30, 2023, and $22.8 million during three months ended September 30, 2022. The increase of $2.6 million as compared to the same period in the prior year is due primarily to product sales mix, as the Company continues to innovate its product portfolio. The Company continues to focus its Canadian medical cannabis business on serving the high-margin, low-elasticity insured patient groups, representing approximately 82% of the Company’s Canadian medical cannabis net revenue during the three months ended September 30, 2023 (three months ended June 30, 2023 - 82%; three months ended September 30, 2022 - 79%).

Aurora’s International medical cannabis net revenue was $18.4 million during the three months ended September 30, 2023, as compared to $16.2 million during the three months ended June 30, 2023. The increase of $2.3 million was mainly due to higher sales to Australia, a key export market to the Company, compared to prior quarter. Compared to the same period in the prior year of $8.1 million, the increase of $10.3 million was due to higher sales to Australia in the current period and a temporary situation of limited supply on high-demand cultivars in certain EU markets in the prior period.

During the six months ended September 30, 2023, medical cannabis net revenue was $85.4 million, an increase of $17.6 million compared to $67.8 million during the six months ended September 30, 2022.

The Company’s Canadian medical cannabis net revenue saw a modest increase of $2.6 million during the six months ended September 30, 2023 compared to the six months ended September 30, 2022, primarily due to product mix.

The Company’s International medical cannabis revenue was $34.6 million for the six months ended September 30, 2023, an increase of $14.9 million compared to $19.7 million for the six months ended September 30, 2022. The increase is largely attributable to organic growth in both the European and Australian markets.

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Consumer Cannabis Net Revenue

During the three months ended September 30, 2023, consumer cannabis net revenue was $12.0 million, as compared to the prior quarter of $13.1 million, and $13.7 million in the same period of the prior year. The decrease compared to the prior periods was due to the exit from the US CBD business, as well as a refocus on supporting premium categories and the timing of new innovation launches.

During the six months ended September 30, 2023, consumer cannabis net revenue remained relatively steady at $25.1 million compared to $26.4 million during the six months ended September 30, 2022.

Wholesale Bulk Cannabis Net Revenue

As the Company’s cultivation supply is now fully allocated to sales markets, the Company did not recognize any significant sales of core wholesale bulk cannabis net revenues during the current period and comparative prior periods. In addition, while the Company continues to opportunistically sell previous excess aged and lower potency bulk cannabis into the non-core bulk cannabis segment of the wholesale bulk cannabis channel, it is expected that these sales will continue to be insignificant as the Company’s production footprint rationalization was completed and current production is aligned with sales demand.

Plant Propagation Revenue

During the three months ended September 30, 2023, the Company’s plant propagation revenue was $7.2 million, as compared to the prior quarter of $19.9 million and $3.3 million in the same period of the prior year. The decrease over prior quarter is due to the seasonality of the Bevo business which delivers higher revenue in the late winter and spring months as orders are fulfilled. Historically, approximately 65-75% of plant propagation revenue and up to 80% of EBITDA has been earned in the first half of the calendar year. Plant propagation revenue for the prior year comparative period represented the truncated period from the date of closing of Aurora’s investment in Bevo on August 25, 2022.

During the six months ended September 30, 2023 and September 30, 2022, the plant propagation revenue was $27.1 million and $3.3 million, respectively. The increase is mainly due to the timing of the Bevo acquisition in the comparative prior period.

Cost of Sales and Gross Margin

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023(2)	September 30, 2022(2)	September 30, 2023	September 30, 2022(2)
Revenue from sale of goods	70,347	81,356	54,758	151,703	112,309
Revenue from provision of services	135	143	362	278	689
Excise taxes	(7,064)	(6,466)	(6,472)	(13,530)	(13,811)
Net revenue (1)	63,418	75,033	48,648	138,451	99,187
Cost of sales	(44,692)	(60,324)	(47,273)	(105,016)	(92,136)
Gross profit before FV adjustments (1)	18,726	14,709	1,375	33,435	7,051
Gross margin before FV adjustments (1)	30%	20%	3%	24%	7%
Changes in fair value of inventory sold	(18,730)	(17,541)	(24,282)	(36,271)	(46,631)
Unrealized gain on changes in fair value of biological assets	34,453	28,873	23,815	63,326	48,472
Gross profit	34,449	26,041	908	60,490	8,892
Gross margin	54%	35%	2%	44%	9%

(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Comparative information has been re-presented due to discontinued operations.

Gross margin before fair value adjustments was 30% for the three months ended September 30, 2023 compared to 20% for the three months ended June 30, 2023 and 3% for the three months ended September 30, 2022. The improvement quarter over quarter is mainly driven by a higher mix of plant propagation revenues and cost of goods sold during the three months ended June 30, 2023, which averages lower margins then the Company’s core cannabis business. The increase as compared to the three months ended September 30, 2022 is mainly driven by lower net inventory impairments, provisions, and destruction charges on cannabis inventory as the Company’s supply is being fully allocated to sales channels with no excess production.

Gross margin before fair value adjustments was 24% for the six months ended September 30, 2023 compared to 7% for the six months ended September 30, 2022. The improvement is a result of lower net inventory impairments, provisions, and destruction charges on cannabis inventory during the current period as the Company’s supply is being fully allocated to sales channels with no excess production.

9 | AURORA CANNABIS INC.	Q2 2024 MD&A

Adjusted Gross Margin - Q2 2024

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month period:.

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended September 30, 2023
Gross revenue	46,736	16,103	60	62,899	429	7,154	70,482
Excise taxes	(2,920)	(4,144)	—	(7,064)	—	—	(7,064)
Net revenue (1)	43,816	11,959	60	55,835	429	7,154	63,418
Non-recurring net revenue adjustments (4)	—	—	—	—	—	(518)	(518)
Adjusted net revenue	43,816	11,959	60	55,835	429	6,636	62,900
Cost of sales	(23,781)	(13,292)	(81)	(37,154)	(638)	(6,900)	(44,692)
Depreciation	2,726	1,441	8	4,175	69	896	5,140
Inventory impairment and non-recurring costs included in cost of sales (2)(5)	4,632	3,143	19	7,794	151	804	8,749
Adjusted gross profit (loss) before FV adjustments (1)	27,393	3,251	6	30,650	11	1,436	32,097
Adjusted gross margin before FV adjustments (1)	63%	27%	10%	55%	3%	22%	51%

Three months ended June 30, 2023(7)
Gross revenue	43,872	17,352	47	61,271	324	19,904	81,499
Excise taxes	(2,257)	(4,209)	—	(6,466)	—	—	(6,466)
Net revenue(1)	41,615	13,143	47	54,805	324	19,904	75,033
Non-recurring revenue adjustments (4,5)	(598)	(249)		(847)	—	—	(847)
Adjusted net revenue	41,017	12,894	47	53,958	324	19,904	74,186
Cost of sales	(24,581)	(15,970)	(70)	(40,621)	(752)	(18,951)	(60,324)
Depreciation	2,776	1,643	7	4,426	78	870	5,374
Inventory impairment, non-recurring, out-of-period, and market development costs included in cost of sales (2)(3)(4)(6)	5,692	5,010	21	10,723	221	2,501	13,445
Adjusted gross profit (loss) before FV adjustments (1)	24,904	3,577	5	28,486	(129)	4,324	32,681
Adjusted gross margin before FV adjustments (1)	61%	28%	11%	53%	(40%)	22%	44%

Three months ended September 30, 2022(7)
Gross revenue	33,837	17,298	—	51,135	688	3,297	55,120
Excise taxes	(2,887)	(3,585)	—	(6,472)	—	—	(6,472)
Net revenue(1)	30,950	13,713	—	44,663	688	3,297	48,648
Non-recurring net revenue adjustments (4)	—	(752)	—	(752)	—	—	(752)
Adjusted net revenue	30,950	12,961	—	43,911	688	3,297	47,896
Cost of sales	(20,888)	(20,869)	—	(41,757)	(2,291)	(3,225)	(47,273)
Depreciation	2,093	1,936	—	4,029	190	443	4,662
Inventory impairment, out-of-period, and non-recurring adjustments included in cost of sales (2)(4)(6)	8,772	9,151	—	17,923	1,141	—	19,064
Adjusted gross profit (loss) before FV adjustments (1)	20,927	3,179	—	24,106	(272)	515	24,349
Adjusted gross margin before FV adjustments (1)	68%	25%	—%	55%	(40%)	16%	51%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.

10 | AURORA CANNABIS INC.	Q2 2024 MD&A

(4)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)Non recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company’s Sky facility. .
(6)Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
(7)Comparative information has been re-presented due to discontinued operations.

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada and Europe continued to perform well during the three months ended September 30, 2023 and delivered 85% (three months ended June 30, 2023 – 76%, three months ended September 30, 2022 – 86%) of adjusted gross profit before fair value adjustments. Excluding the plant propagation business, the medical cannabis business delivered 89% of the adjusted gross profit before fair value adjustments for the (three months ended June 30, 2023 - 88%, three months ended September 30, 2022 - 88%) of adjusted gross profit before fair value adjustments.

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 63% for the three months ended September 30, 2023, compared to 61% in three months ended June 30, 2023, and 68% in three months ended September 30, 2022 The increase from the previous quarter is primarily driven by higher efficiency in production operations and a partial shift to supplying Europe from Canada as the impact of closing our Nordic production facility begins to flow through. The decrease from the prior year quarter is driven by a slightly higher mix towards the international export market which average a slightly lower adjusted gross margin before fair value adjustments than the Canadian and EU medical markets.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 27% for the three months ended September 30, 2023, compared to 28% in three months ended June 30, 2023 and 25% in three months ended September 30, 2022. The increase from the prior year comparative quarter is largely due to higher efficiency in production operations and product sales with higher margins relative to the comparative prior periods.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 22% for the three months ended September 30, 2023 as compared to 22% for the three months ended June 30, 2023 and 16% in three months ended September 30, 2022. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to the seasonality of the business and sales mix of vegetables and ornamental plants. The prior year comparative period represented the truncated period from the date of closing of Aurora’s investment in Bevo on August 25, 2022 and therefore not representative of the variation of product sales that may occur throughout the quarter or year.

11 | AURORA CANNABIS INC.	Q2 2024 MD&A

Adjusted Gross Margin - Q2 2024 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated six month period:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Six months ended September 30, 2023
Gross revenue	90,608	33,455	107	124,170	753	27,058	151,981
Excise taxes	(5,177)	(8,353)	—	(13,530)	—	—	(13,530)
Net revenue (1)	85,431	25,102	107	110,640	753	27,058	138,451
Non-recurring revenue adjustments (4,5)	(598)	(249)	—	(847)	—	(518)	(1,365)
Adjusted net revenue	84,833	24,853	107	109,793	753	26,540	137,086
Cost of sales	(48,362)	(29,262)	(151)	(77,775)	(1,390)	(25,851)	(105,016)
Depreciation	5,502	3,084	15	8,601	147	1,766	10,514
Inventory impairment, non-recurring, out-of-period, business transformation, and market development costs included in cost of sales (2)(3)(4)(5)(6)	10,324	8,153	40	18,517	372	3,305	22,194
Adjusted gross profit (loss) before FV adjustments (1)	52,297	6,828	11	59,136	(118)	5,760	64,778
Adjusted gross margin before FV adjustments (1)	62%	27%	10%	54%	(16%)	22%	47%

Six months ended September 30, 2022
Gross revenue	73,714	34,292	—	108,006	1,695	3,297	112,998
Excise taxes	(5,870)	(7,941)	—	(13,811)	—	—	(13,811)
Net revenue (1)	67,844	26,351	—	94,195	1,695	3,297	99,187
Non-recurring revenue adjustments (4)	—	(752)	—	(752)	—	—	(752)
Adjusted net revenue	67,844	25,599	—	93,443	1,695	3,297	98,435
Cost of sales	(41,728)	(38,569)	—	(80,297)	(8,614)	(3,225)	(92,136)
Depreciation	5,582	4,442	—	10,024	1,006	443	11,473
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)(4)(5)	14,519	14,670	—	29,189	3,371	—	32,560
Adjusted gross (loss) profit before FV adjustments (1)	46,217	6,142	—	52,359	(2,542)	515	50,332
Adjusted gross margin before FV adjustments (1)	68%	24%	—%	56%	(150%)	16%	51%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)Out-of-period adjustments includes adjustments related to year-end bonus accruals, adjustments to fair value assumptions related to biological assets, and raw material count adjustments.
(6)Business transformation includes costs in connection with the re-purpose of the Company’s Sky facility.
(7)Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 62% for the six months ended September 30, 2023 compared to 68% for the six months ended September 30, 2022.The decrease in adjusted gross margin before fair value adjustments is driven by a slightly higher mix towards the international export market which, in certain markets, averages a slightly lower adjusted gross margin before fair value adjustments than the Canadian and EU medical markets

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue increased to 27% for the six months ended September 30, 2023 as compared to 24% for the six months ended September 30, 2022, largely due to higher yield output and production cost efficiencies relative to the prior year period.

12 | AURORA CANNABIS INC.	Q2 2024 MD&A

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation was 22% for the six months ended September 30, 2023 compared to 16% for the six months ended September 30, 2022. The fluctuations are due to product mix of vegetables and ornamental plants. The prior year comparative period represented the truncated period from the date of closing of Aurora’s investment in Bevo on August 25, 2022 and therefore not representative of the variation of product sales that may occur throughout the quarter or year.

Operating Expenses

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
General and administration	22,744	21,561	28,862	44,305	58,664
Sales and marketing	12,617	12,677	12,492	25,294	28,549
Acquisition costs	563	226	1,914	789	5,634
Research and development	946	1,101	1,170	2,047	3,161
Depreciation and amortization	4,058	2,861	3,428	6,919	14,970
Share-based compensation	4,568	2,281	2,863	6,849	6,335
Total operating expenses	45,496	40,707	50,729	86,203	117,313
(1)Comparative information has been re-presented due to discontinued operations.

General and administration (“G&A”)

During the three months ended September 30, 2023, G&A expense increased by $1.2 million and decreased $6.1 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in the three months ended September 30, 2023 G&A expense is $6.5 million in business transformation costs1 (three months ended June 30, 2023 - $4.1 million, three months ended September 30, 2022 - $8.6 million), $0.4 million of non-recurring costs1 (June 30, 2023 - $0.6 million; three months ended September 30, 2022 - $1.1 million), $0.7 million in out-of-period costs1 (three months ended June 30, 2023 - $0.5 million, three months ended September 30, 2022 - $0.5 million), and nil in market development costs1 (three months ended June 30, 2023 - nil; three months ended September 30, 2022 - $1.0 million2). Excluding these impacts, Adjusted G&A3 expense for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022 would have been $15.1 million, $16.4 million, and $17.6 million2, respectively. The decrease of $2.5 million as compared to the three September 30, 2022 is primarily due to reductions in corporate headcount and corporate overhead in connection with our previously announced business transformation plans.

During the six months ended September 30, 2023, G&A expense decreased by $14.4 million as compared to the prior year. Included in the six months ended September 30, 2023 G&A expense is $10.6 million in business transformation costs (six months ended September 30, 2022 - $15.2 million), $1.0 million of non-recurring costs (six months ended September 30, 2022 - $2.4 million), $1.2 million from out-of-period adjustments (six months ended September 30, 2022 - $0.5 million), and nil in market development costs (six months ended September 30, 2022 - $2.3 million1). Excluding these impacts, G&A expense for the six months ended September 30, 2023 would have been $31.5 million as compared to $38.4 million in the prior year. The decrease of $6.9 million relates primarily to reductions in corporate headcount and corporate overhead in connection with its previously announced business transformation plans.

Sales and marketing (“S&M”)

During the three months ended September 30, 2023, S&M expense remained relatively consistent compared to the prior quarter and to the same period in the prior year, respectively. Included during the three months ended September 30, 2023 S&M expense is nil in business transformation costs1 (June 30, 2023 - nil, September 30, 2022 - $0.3 million). Excluding this impacts, S&M expense for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022 would have been $12.6 million, $12.7 million and $12.2 million, respectively. The increase of $0.4 million compared to the comparative prior period is from commission and shipping costs on higher revenue and sales volumes offset by reductions in sales and market development headcount and consultant costs.

During the six months ended September 30, 2023, S&M expense decreased by $3.3 million as compared to the prior year. Included in the six months ended September 30, 2023 S&M expense is nil in business transformation costs (six months ended September 30, 2022 - $0.4 million) and nil from out-of-period adjustments (six months ended September 30, 2022 - $2.3 million). Excluding these impacts, S&M expense for the six months ended September 30, 2023 would have been $25.3 million as compared to $25.7 million in the prior year. The decrease of $0.5 million relates primarily to reductions in sales and market development headcount.

1 These costs are described in the footnotes to the table in the “Adjusted EBITDA” section of this MD&A.
2 Recast to be comparable to the current period presentation
3 These terms are Non-GAAP Measures and are not recognized, defined or standardized under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

13 | AURORA CANNABIS INC.	Q2 2024 MD&A

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Sales and marketing	12,617	12,677	12,492	25,294	28,549
General and administration	22,744	21,561	28,862	44,305	58,664
Business transformation costs	(6,515)	(4,063)	(8,870)	(10,578)	(15,593)
Out-of-period adjustments	(692)	(544)	(467)	(1,236)	(2,816)
Non-recurring costs	(412)	(593)	(1,138)	(1,005)	(2,354)
Market development costs	—	—	(1,063)	—	(2,351)
Adjusted SG&A (1)	27,742	29,038	29,816	56,780	64,099
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Research and development (“R&D”)

R&D expenses for the three months ended September 30, 2023 remained relatively consistent as compared to the prior quarter and to the same period in the prior year. During the six months ended September 30, 2023, R&D expenses decreased by $1.1 million as compared to the prior year due to a more targeted and gated approach to product innovation and headcount reductions.

The table below outlines Adjusted R&D for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Research and development	946	1,101	1,170	2,047	3,161
Business transformation costs	—	—	(186)	—	(186)
Adjusted R&D (1)	946	1,101	984	2,047	2,975
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Depreciation and amortization

During the three months ended September 30, 2023 depreciation and amortization expense increased by $1.2 million and increased by $0.6 million as compared to the prior quarter and the same period in the prior year, respectively. The increases relate to timing of additions of property, plant and equipment.

During the six months ended September 30, 2023 depreciation and amortization expense decreased by $8.1 million as compared to the prior year. This decrease is primarily due to facility disposals and asset impairment charges previously recognized.

Share-based compensation

During the three months ended September 30, 2023, share-based compensation expense increased by $2.3 million and $1.7 million compared to the prior quarter and the same period in the prior year, respectively. The increase is primarily due to higher than expected forfeitures in the prior quarter resulting in reversals of unvested share-based instruments. Additionally, there were a number of share-based grants at the end of the first quarter resulting in a full quarter of expense in the current period whereas the previous quarter was only partial.

During the six months ended September 30, 2023, share-based compensation expense increased by $0.5 million as compared to the prior year. Both periods included reversals to share-based compensation as a result of forfeited unvested share-based instruments.

Other Income (Expense)

Other income/expense for the three months ended September 30, 2023 and September 30, 2022 was income of $11.4 million and expense of $7.6 million, respectively. The increase of $19.1 million was primarily due to an increase in other gains of $13.7 million and a decrease in finances costs of $6.4 million. The increase in other gains during the current quarter is mainly due to the reversal of a $12.4 million provision recorded in other current liabilities. The provision was established to account for uncertainty regarding eligibility of the government grant that was expeditiously rolled out in response to the Covid-19 pandemic.

Other income/expense for the six months ended September 30, 2023 and September 30, 2022 was income of $5.4 million and expense of $562.3 million, respectively. The prior year comparative period includes impairment charges to property plant and equipment of $78.7 million and impairment charges to intangible assets and goodwill of $453.8 million.

14 | AURORA CANNABIS INC.	Q2 2024 MD&A

Net Loss

Net income from continuing operations for the three months ended September 30, 2023 was $0.3 million compared to net loss of $20.8 million in the prior quarter and net loss of $45.5 million for the same period in the prior year. The decrease in net loss of $21.0 million compared to prior quarter is primarily due to an increase in other income of $17.4 million and an increase in gross profit of $8.4 million, partially offset by higher shared-based compensation and depreciation and amortization. The decrease in net loss of $45.7 million from the comparative prior year quarter was primarily attributable to an increase in gross profit of $33.5 million, an increase in other income of $19.1 million and a decrease in G&A expense of $6.1 million.

Net loss during the six months ended September 30, 2023 was $20.5 million compared to $657.4 million in the prior year. The decrease in net loss of $636.9 million was primarily due to an increase in gross profit of $51.6 million, in addition to impairment charges to property plant and equipment of $78.7 million and to intangible assets and goodwill of $453.8 million recognized in the prior year comparative period.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	September 30, 2023	June 30, 2023(6)	September 30, 2022(6)	September 30, 2023	September 30, 2022(6)
Net income (loss) from continuing operations	256	(20,753)	(45,490)	(20,497)	(657,367)
Income tax expense (recovery)	128	96	(11,977)	224	(13,340)
Other income (expense)	(11,431)	5,991	7,646	(5,440)	562,286
Share-based compensation	4,568	2,281	2,863	6,849	6,335
Depreciation and amortization	9,198	8,288	8,090	17,486	26,475
Acquisition costs	563	226	1,914	789	5,634
Inventory and biological assets fair value and impairment adjustments(6)	(4,611)	(3,315)	25,604	(7,926)	34,611
Business transformation related charges (1)	6,801	6,564	9,056	13,365	15,868
Out-of-period adjustments (2)	692	544	467	1,236	2,300
Non-recurring items (3)	(2,766)	2,802	(5,404)	36	710
Markets under development (4)	—	—	1,063	—	2,351
Adjusted EBITDA (5)	3,398	2,724	(6,168)	6,122	(14,137)
(1)Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators.
(2)Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)Comparative information has been re-presented due to discontinued operations.

Adjusted EBITDA was $3.4 million for the three months ended September 30, 2023, as compared to Adjusted EBITDA of $2.7 million for the three months ended June 30, 2023 and Adjusted EBITDA loss of $6.2 million for the three months ended September 30, 2022, representing Adjusted EBITDA increases of $0.7 million and increases of $9.6 million, respectively. The sequential increase in Adjusted EBITDA is largely due to higher adjusted gross profits before fair value adjustments of $0.6 million. The increase in Adjusted EBITDA as compared to the three months ended September 30, 2022 is primarily attributable to higher adjusted gross profits before fair value adjustments of $7.7 million, and reduction in adjusted SG&A and R&D expenses of $2.1 million.

Adjusted EBITDA was $6.1 million for the six months ended September 30, 2023, as compared to Adjusted EBITDA loss of $14.1 million for the six months ended September 30, 2022. The improvement is primarily due to an increase in gross profit of $14.4 million and reduction in Adjusted SG&A and R&D of $8.2 million.

15 | AURORA CANNABIS INC.	Q2 2024 MD&A

Liquidity and Capital Resources

($ thousands)	September 30, 2023	March 31, 2023
Cash and cash equivalents	128,917	234,942
Restricted cash	63,896	65,900

Working capital (1)	270,009	237,622
Total assets	818,371	926,322
Total non-current liabilities	151,351	166,880

Capitalization
Convertible notes	28,406	132,571
Loans and borrowings	48,007	45,734
Lease liabilities	50,598	49,217
Total debt	127,011	227,522
Total equity	549,048	517,137
Total capitalization	676,059	744,659
1Working Capital is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and six months ended September 30, 2023, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital, the ATM, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•$128.9 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus. The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$212.7 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $57.4 relating to its self insurance policy, if necessary.

As of November 8, 2023, the Company had over $200.0 million of cash and cash equivalents, inclusive of restricted cash, and had $7.3 million (U.S$5.3 million) outstanding in convertible debentures. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to approximately U.S$212.7 million under the 2023 Shelf Prospectus, as described above.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the periods ended September 30, 2023 and the comparative periods:

($ thousands)	Three months ended		Six months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Cash used in operating activities	(30,882)	(31,138)	(42,119)	(57,799)
Cash used in investing activities	(3,979)	(41,931)	(6,137)	(81,667)
Cash provided by (used in) financing activities	3,735	(9,634)	(58,208)	52,405
Effect of foreign exchange	2,188	14,174	439	26,445
Decrease in cash and cash equivalents	(28,938)	(68,529)	(106,025)	(60,616)

Cash used in operating activities for the three months ended September 30, 2023 decreased by $0.3 million, to $30.9 million compared to the three months ended September 30, 2022. Excluding changes in non-cash working capital and discontinued operations, cash used in operating

16 | AURORA CANNABIS INC.	Q2 2024 MD&A

activities during the three months ended September 30, 2023 was $13.0 million compared to $37.3 million for the three months ended September 30, 2022. The improvement of $24.3 million is largely due to the restructuring of the Company which commenced during fiscal year 2022.

Cash used in investing activities for the three months ended September 30, 2023 was $4.0 million compared to $41.9 million for the three months ended September 30, 2022. The decrease of $38.0 million relates to acquisition costs of $38.8 million and $2.6 million paid on deposit, partially offset by proceeds from disposal of property, plant and equipment of $5.6 million during the three months ended September 30, 2022.

During the three months ended September 30, 2023 cash provided by financing activities was $3.7 million compared to cash used in financing activities of $9.6 million during the three months ended September 30, 2022. The increase of $13.4 million primarily relates to an increase in proceeds on long-term loans of $3.1 million and a reduction in restricted cash.

Cash used in operating activities for the six months ended September 30, 2023 was $42.1 million compared to $57.8 million during the three months ended September 30, 2022. The improvement of $15.7 million is from the restructuring of the Company, which commenced during fiscal year 2022.

Cash used in investing activities for the six months ended September 30, 2023 was $6.1 million compared to $81.7 million during the three months ended September 30, 2022. The decreased of $75.5 million relates to business acquisition costs totaling $63.3 million and deposits paid of $3.8 million in the comparative prior period

During the six months ended September 30, 2023 cash used in financing activities was $58.2 million compared to cash provided by financing activities of $52.4 million for the three months ended September 30, 2022. In the comparative prior period financing activities included proceeds of $209.8 million from share issuances offset by repayment of convertible debentures of $145.7 million. In the current period, the repayment of convertible debenture was $61.9 million, offset with proceeds of long term loans of $4.0 million.

Contractual Obligations

As at September 30, 2023, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	50,703	50,703	—	—	—
Convertible notes and interest (1)	30,337	30,337	—	—	—
Lease liabilities (2)	100,090	8,421	22,460	15,711	53,498
Loans and borrowings, principal repayment	48,007	13,421	2,639	6,766	25,181
Contingent consideration payable (3)	13,805	3,006	10,799	—	—
Capital commitments (4)	2,232	2,232	—	—	—
Total contractual obligations	245,174	108,120	35,898	22,477	78,679
(1)Assumes the remaining principal balance outstanding at September 30, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The judge rendered a decision on August 24, 2023 on Aurora’s motion to dismiss. On September 8, 2023, the Plaintiffs filed a motion for reconsideration as to the stock drop that occurred following Aurora’s September 2019 financials. Both parties have agreed to potential mediation and will exchange names of mediators in order to schedule mediation promptly. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

17 | AURORA CANNABIS INC.	Q2 2024 MD&A

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Company disputes the allegations and intends to defend against the claims.

On May 5, 2022, Aurora Cannabis Inc. acquired all issued and outstanding shares of Terrafarma Inc. Terrafarma Inc. is now a wholly owned subsidiary of Aurora Cannabis Inc. Prior to Aurora’s acquisition of Terrafarma, a former employee of Terrafarma commenced a claim for wrongful dismissal seeking damages in the amount $1.0 million plus additional damages relating to certain options and unpaid bonus. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at September 30, 2023 the Company has recognized total provisions of $1.0 million (March 31, 2023 - $1.0 million) in provisions on the condensed consolidated statements of financial position and a settlement accrual for nil (March 31, 2023 - $1.0 million) in accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company and. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Six months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Short-term employment benefits (1)	3,855	1,788	5,627	3,646
Long-term employment benefits	11	10	21	23
Termination benefits	—	489	—	797
Directors’ fees (2)	84	85	187	170
Share-based compensation (3)	3,452	2,187	5,752	4,787
Total management compensation (4)	7,402	4,559	11,587	9,423
(1)Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)Includes meeting fees and committee chair fees.
(3)Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note of the Consolidated Financial Statements).
(4)As of September 30, 2023, $0.9 million is payable or accrued for key management compensation (March 31, 2023 - $1.6 million).

18 | AURORA CANNABIS INC.	Q2 2024 MD&A

The following is a summary of the significant transactions with related parties:

($ thousands)	Three months ended		Six months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Production costs (1)	—	1,032	—	2,634
(1)Production costs incurred with (i) Gelcan Corporation, a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies, formerly Iotron Industries Canada Inc.. Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company terminated the manufacturing agreement.

The following amounts were receivable from (payable to) related parties:

($ thousands)	September 30, 2023	March 31, 2023
Production costs with investments in associates (1)	—	439
(1)Production costs incurred with (i) Gelcan Corporation, a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company terminated the manufacturing agreement.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in Aurora's critical accounting estimates during the three and six months ended September 30, 2023. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended March 31, 2023.

Adoption of New Accounting Pronouncements

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. The Company, however has a wholly owned captive insurance company where its the sole policyholder that is required to adopt this standard when reporting on a stand alone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company will make this assessment as required at the end of each reporting date.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

19 | AURORA CANNABIS INC.	Q2 2024 MD&A

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2023, $20.4 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 - $20.9 million). As of September 30, 2023, the Company recognized a $1.3 million provision for expected credit losses (March 31, 2023 - $3.4 million).

For the periods indicated, the Company’s aging of trade receivables were as follows:

($ thousands)	September 30, 2023	March 31, 2023

0 – 60 days	30,716	28,355
61+ days	4,594	6,661
	35,310	35,016

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at November 8, 2023 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	475,050,000
Stock options	12,223,773
Warrants	88,610,302
Restricted share units	8,075,679
Deferred share units	1,850,433
Performance share units	7,014,320
Convertible debentures	61,586
(1)Refer to Note 7 “Convertible Debentures” and Note 9 “Share Capital” in the Financial Statements for a detailed description of these securities.

20 | AURORA CANNABIS INC.	Q2 2024 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and operational results)	September 30, 2023	June 30, 2023(6)	March 31, 2023(6)	December 31, 2022(6)
Financial Results
Net revenue (2)	$63,418	$75,033	$63,951	$61,089
Adjusted gross margin before FV adjustments on total net revenue (3)	51%	44%	48%	45%
Income (loss) from continuing operations attributable to common shareholders (4)	$1,860	($19,320)	($71,314)	($60,566)
Loss from discontinued operations attributable to common shareholders	($2,383)	($7,578)	($10,688)	($4,826)
Loss attributable to common shareholders	($523)	($26,898)	($82,002)	($65,392)
Basic and diluted income (loss) per share from continuing operations	$0.01	($0.05)	($0.21)	($0.19)
Basic and diluted loss per share	($0.00)	($0.08)	($0.24)	($0.20)

Balance Sheet
Working capital	$270,009	$227,312	$237,622	$409,729
Cannabis inventory and biological assets (4)	$114,781	$100,846	$93,081	$93,675
Total assets	$818,371	$832,188	$926,322	$1,023,835

Operational Results – Cannabis
Average net selling price of dried cannabis (3)	$4.75	$4.80	$4.74	$4.71
Kilograms sold	13,582	15,682	16,578	15,269

	September 30, 2022(6)	June 30, 2022(6)	March 31, 2022(6)	December 31, 2021(6)
Financial Results
Net revenue (2)	$48,648	$50,539	$50,434	$60,586
Adjusted gross margin before FV adjustments on total net revenue (3)	50%	47%	54%	53%
Loss from continuing operations attributable to common shareholders (4)	($45,207)	($611,888)	($1,003,715)	($72,799)
Loss from discontinued operations attributable to common shareholders	($6,396)	($6,900)	($8,462)	($1,977)
Loss attributable to common shareholders	($51,603)	($618,788)	($1,012,177)	($74,776)
Basic and diluted loss per share from continuing operations	($0.15)	($2.46)	($4.68)	($0.37)
Basic and diluted loss per share	($0.17)	($2.48)	($4.72)	($0.38)

Balance Sheet
Working capital	$514,193	$614,264	$577,566	$481,574
Cannabis inventory and biological assets (5)	$121,776	$127,836	$118,729	$139,625
Total assets	$1,169,927	$1,084,356	$1,570,252	$2,485,384

Operational Results – Cannabis
Average net selling price of dried cannabis (2)(3)	$5.21	$5.15	$5.41	$4.52
Kilograms sold	12,165	13,130	9,722	13,043
(1)Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section of the Company’s audited consolidated financial statements as at and for the year ended June 30, 2022 and the accompanying notes thereto.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)Comparative information has been re-presented due to discontinued operations.

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

21 | AURORA CANNABIS INC.	Q2 2024 MD&A

These risks include, but are not limited to the following:

•We have a limited operating history and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe
•complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Dependence on Senior Management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.
•Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•There is no assurance we will meet or continue to meet, as applicable, the listing standards of Nasdaq and the TSX.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

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•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•Our business has and may continue to be subject to disruptions as a result of the COVID‐19 pandemic.
•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks
•The Company may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

PFIC Risk

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it may have been a PFIC for the 2022 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Company will not be a PFIC for the current or future taxable years. If the Company is characterized as a PFIC, the Company’s shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain. A U.S. holder may be able to make a "qualified electing fund" election (a “QEF Election”) or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. holder. Upon request of a U.S. holder, the Company intends to provide the information necessary for a U.S. Holder to make applicable QEF Elections

Internal Controls over Financial Reporting

Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at September 30, 2023, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weakness identified as at March 31, 2023.
Changes in Internal Controls over Financial Reporting (“ICFR”)
In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the Bevo AgTech Inc. business unit acquired on August 25, 2022, to be concluded upon as part of the ICFR assessment for the fiscal period ending March 31, 2024. Management, with oversight from the Audit Committee, also continues to implement remediation measures related to the material weakness as at March 31, 2023, with a focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, and enhancement to business processes and controls as the Company continues to mature its processes.
Aside from these initiatives, no changes were made during the first quarter to the Company’s ICFR that have materially affected, or is likely to materially affect, the Company’s ICFR. Management will continue to report changes to ICFR as well as progress with remediating the material weakness identified as at March 31, 2023.

Management’s Assessment on Internal Control over Financial Reporting
In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our CEO and our CFO, management has ICFR based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that a material

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weakness in the company’s ICFR continues to exist as identified and described in the Company’s annual reporting for the period ending March 31, 2023.

Management Review Controls: The Company did not consistently execute and document sufficiently precise management review controls, impacting impairment of goodwill, intangible assets and property, plant & equipment, lease accounting, business combinations and purchase price allocation, inventory provisioning, and financial statement close processes.

No material errors were identified in the consolidated annual financial statements as a result of the material weakness. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•plans for the repayment of the balance of the outstanding convertible notes at maturity and the potential to repurchase some of the remaining outstanding convertible notes prior to maturity;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s strategy and path to deliver profitability and achieve positive free cash flow;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics, breeding and biosynthetics;
•product portfolio and innovation, and associated revenue growth and impact on future long-term success;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the availability of funds under the Company’s 2023 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

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Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Average net selling price of dried cannabis excluding bulk sales, is calculated by taking net revenue from dried cannabis, less net revenue from wholesale bulk cannabis sold in the period, which is then divided by total grams and gram equivalent of cannabis sold in the period. Management believes the average net selling price per gram or gram equivalent measure provides more specific information about the pricing trends over time
•Gross profit and margin before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from plant propagation ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit and margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from plant propagation ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that cash used in operating activities, before changes in non-cash working capital and net cash used from discontinued operations, is an important liquidity measure as it excludes investments in working capital.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development, and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.
•Adjusted R&D is defined as R&D, less business transformation, non-recurring and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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